UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2012

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Statoil ASA announces a change in the settlement date in relation to the new issue of USD 300,000,000 aggregate principal amount of 4.250% Notes due November 23, 2041 (the “Reopened 2041 Notes”) which were priced on November 14, 2012. The new settlement date is November 23, 2012.  The change in settlement date aligns the first interest period for the Reopened 2041 Notes with the originally issued 4.250% Notes due November 23, 2041.

The settlement date in relation to the issue of USD 600,000,000 1.200% Notes due January 17, 2018 and the issue of USD 1,100,000,000 2.450% Notes due January 17, 2023, also priced on November 14, 2012, remains unchanged and is November 21, 2012.

Further information from:

Investor relations:

Hilde Merete Nafstad, Senior vice president,

+47 957 83911

Morten Sven Johannessen, VP Investor Relations USA,

+1 2039786950 / +1 2035702524

Press:

Fredrik Norman, media relations,

+47 918 66567

Finance:

Tron Vormeland, Vice president, Corporate financing,

+47 905 40135 (mobile), +47 51 99 42 97 (office)

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Dated: November 21, 2012	By:	/s/ Robert Adams
		Name:	Robert Adams
		Title:	Senior Vice President Finance